EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Buenos Aires, May 26, 2017

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form F-3 and related Prospectus of Banco Macro S.A. for the registration of its Class B ordinary shares and rights to purchase Class B ordinary shares, and to the incorporation by reference therein of our reports dated April 24, 2017, with respect to the consolidated financial statements of Banco Macro S.A. and its subsidiaries, and the effectiveness of internal control over financial reporting of Banco Macro S.A. and its subsidiaries included in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission.

Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global

/S/ NORBERTO M. NACUZZI

Partner